CONFIDENTIAL TREATMENT REQUESTED BY WALGREEN CO. PURSUANT TO 17 C.F.R. 200.83

WALGREEN CO.
200 Wilmot Road
Deerfield, IL 60015
(847) 940-2500

May 27, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Jeffrey P. Riedler, Assistant Director

Re:           Walgreen Co.’s 2009 Proxy Statement

Ladies and Gentlemen:

This is our further response to the Staff’s comment letter dated March 29, 2010, regarding our Schedule 14A filed November 24, 2009 (File Number 001-00604).

Comment:

Compensation Discussion and Analysis, page 13

Annual Incentives, page 17

1.  We note your response to our prior comment 1 and understand that you have not yet determined your performance goals and minimum, target and maximum thresholds for fiscal year 2010.  Please provide proposed disclosure describing the individual goals and targets for each named executive officer once determined, including a discussion of how you intend the level of achievement of each goal to translate into annual incentive compensation.

Response:

As disclosed in our letter of March 19, 2010 and in our 2009 proxy statement, the individual performance component under our Management Incentive Program – and the discretion of the Compensation Committee to adjust named executive officers’ bonuses based on individual performance – was introduced for fiscal year 2009.  In January 2010, our Compensation Committee expressed the desire for more flexibility in determining adjustments based on individual performance and asked our new Chief Human Resources Officer to revisit how individual performance goals are set and measured for fiscal year 2010 and to recommend a revised system that would allow for more discretion in making adjustments.  As a result of that process, our Compensation Committee has concluded that a new approach will be used at the end of fiscal year 2010 to adjust Management Incentive Program awards to reflect individual performance.  This new approach is summarized in the following proposed disclosure, which will follow the discussion of how the formula-driven MIP bonus amounts based on Company performance are determined:

Proposed Disclosure

At the end of fiscal year 2010, Mr. Wasson conducted an evaluation of the contribution of each member of his senior executive team in the areas of strategy, leadership and operating performance.  Based on his subjective judgment of each executive’s contribution, Mr. Wasson made recommendations to the Committee in regard to individual adjustments to the formula-driven MIP bonus amounts, which recommendations were considered and approved by the Committee.  No pre-established weightings or specific metrics for the purpose of the individual adjustments were established within the broad categories, as the dynamic nature and demands of the business for those in top leadership positions fluctuate both across the group and within each area of responsibility over the course of the performance year.  The individual adjustments were determined within Mr. Wasson’s and the Committee’s discretion after considering each executive’s contribution, as well as the goal that the sum total of the adjustments for all senior executives (excluding any CEO adjustments) would be effectively cost neutral.

In the case of Mr. Miquelon, the Committee considered [XXX] in approving an adjustment to his bonus of approximately [XX]%.

In the case of [NEO1], the Committee considered [XXX] in approving an adjustment to his bonus of approximately [XX]%.

In the case of [NEO2], the Committee considered [XXX] in approving an adjustment to his bonus of approximately [XX]%.

In the case of [NEO3], the Committee considered [XXX] in approving an adjustment to his bonus of approximately [XX]%.

The full Board of Directors reviewed the performance of Mr. Wasson using essentially the same review process described above.  As a result of that review, the Committee approved an individual performance adjustment of approximately [XX%] to Mr. Wasson’s MIP payout for fiscal year 2010.  In reaching that result, the Committee considered [XXX].

As the fiscal year 2010 individual performance assessments have not yet taken place, we are not currently in a position to provide the specific factors that will be relevant to the assessment of each executive’s individual performance.  As an illustration of what we intend to disclose, if this approach to assessing individual performance had been in place for fiscal year 2009, we would have disclosed that the factors considered included: (i) for Mr. Miquelon, his role in the development of the strategic business model and his progress in restructuring the finance division to support the operating units of the Company; (ii) for Mr. Wagner, his successful implementation of a new field management structure and his success in controlling operating costs; and (iii) for Mr. Wasson, his outstanding leadership in assembling an effective, cohesive management team, his development of a clear, compelling strategy to return the Company to strong earnings growth, and the progress made in improving operating performance.

Comment:

Long Term Incentives, page 19

2.  We note your response to our prior comment 2 and advise you that we disagree with your conclusion that the disclosure of your FIFO Pre-Tax Earnings and FIFO Return on Invested Capital goals is immaterial or may be construed as expectations or guidance. Please further revise the proposed disclosure provided in your March 19 response letter to quantify each of these performance targets.

Response:

We respectfully submit that the disclosure of our FIFO Pre-Tax Earnings target for the fiscal 2009-2011 performance period and our FIFO Return on Invested Capital target1 for the fiscal 2010-2012 performance period would cause significant competitive harm to Walgreen Co. (the “Company”).

Basis for Confidential Treatment

Statutory Provisions

The Instructions to Item 402(b) provide that disclosure of target levels with respect to specific quantitative or qualitative performance-related factors considered by the Company or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information is not required if such disclosure would result in competitive harm to the Company.  The standard to be used in determining whether disclosure would require competitive harm is the same standard that would apply when a company requests confidential treatment of trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporate the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.

Exemption 4 of the FOIA exempts from the class of materials that public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.”  5 U.S.C. §552(b)(4) (1977).  Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable information to the government and the interests of the government in receiving continued access to such data.

Legal Interpretation of Commercial or Financial Information

The test set forth in Exemption 4 has two principal parts.  First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings.  See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

The United States Court of Appeals for the District of Columbia has held that these terms should be given their ordinary meanings, and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.  Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).  Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, customer and supplier lists and information on financial condition.  See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).

Similarly, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”  Prices and quantities are ordinarily understood to be “commercial” in nature, since they directly affect profit.  See Landfair, 645 F. Supp. at 327.

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria.  Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “(1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”  Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential).  Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive harm is sufficient. See Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).

Analysis Regarding Confidential Information

We respectfully submit that (1) our FIFO Pre-Tax Earnings target for the fiscal 2009-2011 performance period and our FIFO Return on Invested Capital target for the fiscal 2010-2012 performance period, as “information on financial condition” that has been “compiled in pursuit of profit,” constitute commercial or financial information, as those terms are defined above and (2) disclosure of such information would cause substantial harm to the Company’s competitive position, and therefore the specific targets may properly be withheld from public disclosure under the standards set forth in Exemption 4 of the FOIA and Rule 406.  The Confidential Information should be afforded confidential treatment for the reasons set forth below:

A.	The Company operates in an intensely competitive industry

The Company operates in an intensely competitive industry.  We face intense competition from local, regional and national companies, including other drug store chains, independent drug stores, mail-order prescription providers and various other retailers such as grocery stores, convenience stores, mass merchants and dollar stores, as well as other healthcare service providers, many of which are aggressively expanding in markets we serve.  In addition, we contract with third-party payors who reimburse us for the prescription drug costs related to the insured patients in their programs.  Some of these third-party payors, either directly or through affiliates, also compete with us in providing prescription drugs, including through retail stores and mail-order programs, as well as in providing other healthcare services.

B.	Disclosure of the targets would cause competitive harm to the Company by providing its competitors with highly sensitive information regarding its business strategy

Disclosure of specific targets (viewed alone and in combination with publicly available information) would give our competitors insight into key levers that drive our pricing and investment strategies over multiple years. That insight would impair our ability to leverage these strategies to our competitive advantage.

Our performance targets are based on our proprietary, confidential strategic plan, which is reviewed and approved by our Board of Directors, and are used to determine the compensation payable to our executives.  The FIFO Pre-Tax Earnings and FIFO Return on Invested Capital target levels that are set each year by the Committee do not just reflect single-year ambitions, but reflect our Compensation Committee’s expectations regarding our financial and operating performance over multiple years if the business model outlined in our then-current internal strategic plan is successfully executed.  These expectations are based, in part, on our expectations with respect to how effective our strategic business initiatives are likely to be and when we expect to begin to see that success reflected in our financial performance.

If we were to disclose our FIFO Pre-Tax Earnings and FIFO Return on Invested Capital performance target levels in future filings, our competitors would be able to “reverse-engineer”, based on their analysis of these targets, our strategic goals for current-year and future earnings, as well as our strategic current-year and future goals for capital management.2  Once they are able to identify these goals, they then would be able to more closely and accurately track our progress against our strategic goals by reviewing and analyzing the information we provide in our quarterly earnings releases.

To illustrate how a competitor could extrapolate strategic information from our performance targets and use this information to gain a competitive advantage regarding our business, consider the following examples:

•
If we disclose the fact that our FIFO Pre-Tax Earnings target for the 2009-2011 performance period under our Performance Share Program was [     ]3, our competitors will be able to use this information combined with our reported pre-tax earnings and our LIFO and historic effective tax rates, to gain insight into our projected net earnings levels.

•
Similarly, if we disclose that our FIFO Return on Invested Capital target for the 2010-2012 performance period under our Performance Share Program was [     ]3, our competitors will gain insight into our capital management strategies.  For example, if we have a history of returning approximately 30% of earnings to our shareholders in the form of dividends and through share buy-backs, a 2010-2012 FIFO Return on Invested Capital target that implies our expectations of performance above our historical level during that period could signal that we intend to pursue a more aggressive approach to share buy-backs during the three-year period.  Alternatively, if we were to disclose a 2010-2012 FIFO Return on Invested Capital target that implies our expectations of performance below our historical level, this information could signal to our competitors whether we intend to pursue more of an acquisition or organic store growth strategy during the three-year period.  Either way, our competitors would be able to discern key information based on our disclosure that would allow them to identify and counteract our anticipated strategies during the relevant performance period.

Our competitors would also be able to use our performance targets, together with publicly available historic financial data, to infer our internal expectations with respect to the success and timing of our strategic business initiatives.  These inferences will better position those competitors to be able to counter those initiatives.  For example, a competitor could use this information to gain insight into how quickly we expect our investment in our ongoing consumer-centric retailing initiative to pay off and use this insight to make decisions as to how to deploy its own resources to counter our initiative.

Further, we believe it is clear that disclosure of FIFO Pre-Tax Earnings and FIFO Return on Invested Capital performance target levels for performance periods that have not yet been completed would increase our vulnerability to inopportune acquisition overtures by a competitor if it is perceived that we are not meeting our strategic objectives.  It would also put us at a disadvantage as we look to acquire other entities in the consolidating retail pharmacy industry by giving competitors insight into our ability to pay for strategic assets, thereby providing them with a competitive advantage in bidding against us for those assets.  In each case, disclosure of the targets would cause us competitive harm and adversely impact shareholder value.

Finally, we negotiate prescription reimbursement rates with third-party payors, some of whom are also our competitors.  These payors take our historical and expected profitability into consideration in developing their negotiating positions.  If these third-party payors have access to our FIFO Pre-Tax Earnings and FIFO Return on Invested Capital performance target levels, we expect that they would take this data into consideration in their negotiations.  The third-party payors that are also our competitors would be especially advantaged, as they would have both our strategic targets and the operational experience to extrapolate Company pricing and margin data from those targets.  We believe that the third-party payors would use this information to push us for lower reimbursement rates.  If this results in lower reimbursement rates for the Company than for our competitors, we will suffer competitive harm and also adversely impact shareholder value.

C.	Disclosure of the targets would cause competitive harm to the Company by hindering its ability to retain highly qualified executives

The Company’s competitive success also relies to a significant degree on its ability to attract and retain highly qualified executives.  The talent pools for the businesses in which we participate are also highly competitive.  Disclosure of information regarding our talent and performance management strategies, such as our performance targets, would greatly facilitate our competitors’ attempts to hire our executives by enabling them to replicate the Company’s strategies, as well as target critical leadership responsible for executing those strategies.  We note that the court in National Parks and Conservation Association v. Kleppe, 547 F. 2d 673 (D.C. Cir. 1991), which case the Staff cited in its guidance on Item 402, found persuasive the risk of “personnel raiding” as a factor in determining in that case that the disclosure of commercial information would cause competitive harm (Id. at 684).

D.	Disclosure of the targets would cause competitive harm to the Company because they would be used as a surrogate for earnings guidance

Although the Company is routinely asked for earnings guidance, it does not currently provide, and has not historically provided, such guidance.  We are concerned that investors, analysts, rating agencies and the media are likely to regard our FIFO Pre-Tax Earnings and FIFO Return on Invested Capital targets as a surrogate for such earnings guidance (i.e., FIFO Pre-Tax Earnings may be construed as an indication of our expectations with respect to our operating income and, by extension, our net earnings and earnings per share).  For the reasons set forth below, this would result in severe competitive harm to the Company.

Strategic targets and earnings guidance are not interchangeable.  Our strategic targets have a forward-looking three-year performance period, which has, as one component, an earnings target that is based on cumulative earnings for the future period.  On the other hand, earnings guidance typically focuses on annual or even quarterly performance and is frequently provided as a range, rather than one number, for the period.  Once our strategic targets are set for a grant, we do not update targets for that grant, as is typically done by companies that provide earnings guidance.

Even if we were to include a disclaimer cautioning investors and others against relying on the targets, we believe that disclosure of the targets would potentially result in severe volatility in our stock price and competitive harm to the Company.  Analysts and others in the market are likely to factor the targets into their models of predicted Company performance, resulting in flawed financial analysis based on stale information.  This could result in unjustified volatility in our stock price, driving current and potential investors away from our securities as they seek to invest their funds in those that are less volatile.  The inappropriate use of our strategic targets, and resulting stock price volatility, could also impact our credit ratings and costs to access the credit markets, as underwriters and others may demand higher borrowing costs and additional covenants or other restrictions.  Increased costs of, and more significantly limits or denials of, credit would materially impact our ability to conduct our business at the current levels, placing us at a competitive disadvantage.

Confidential Information Not Otherwise Available

The Staff’s guidance on Item 402 dated January 24, 2007, emphasizes that, to the extent that a target level has been disclosed publicly, a registrant cannot withhold disclosing such information.  The Company has taken adequate precautions to ensure that our FIFO Pre-Tax Earnings target for the fiscal 2009-2011 performance period and our FIFO Return on Invested Capital target for the fiscal 2010-2012 performance period have remained and will remain confidential.  The Company is not aware of any public disclosure of this information, and the Company has taken appropriate measures to protect its confidentiality.  These strategic targets are known only to the individuals to whom they apply, the Compensation Committee, a few other members of senior management, a limited number of human resources personnel, and certain of the Company’s legal and accounting advisors.

To the best of the Company’s knowledge, (1) the performance targets are not available publicly, nor is it possible to determine the information from publicly available sources, (2) the Company has made every effort not to disclose the performance targets and (3) access to the performance targets has been restricted to employees of the Company who have been instructed to keep such information confidential and, in some cases, are under a duty to keep such information confidential.  It is likely, therefore, that the performance targets will not become public knowledge unless the Commission disagrees with the Company’s position and requires disclosure of the performance targets.

For the foregoing reasons, the Company maintains its position that it is appropriate to omit the performance targets from our disclosure because they are confidential information which, if disclosed, could “cause substantial harm to the competitive position of the person from whom the information was obtained.”  Nat’l Parks and Conservation Ass’n., 498 F.2d at 770.

*           *           *           *           *

As requested, we also acknowledge:

•	Walgreen Co. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Walgreen Co. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this matter further, please contact us.

Sincerely,

/s/ Dana I. Green
Dana I. Green
Executive Vice President,
General Counsel and Secretary

1 FIFO Return on Invested Capital is net operating profits after taxes, divided by average invested capital.

2 FIFO Pre-Tax Earnings are directly correlated to our operating income and our net earnings.  FIFO Return on Invested Capital is net operating profits after taxes, divided by average invested capital.  Accordingly, public disclosure of our strategic FIFO Return on Invested Capital target is likely to be perceived as an indication not only of our operating profit and net earnings expectations, but also of our strategic plans for the investment of capital over the performance period.

3 Confidential Treatment requested for bracketed material.

Portions of this letter have been redacted pursuant to a request for confidential treatment under 17 C.F.R. 200.83. A complete, unredacted copy has been provided to the addressee.